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                    APPALACHIAN POWER COMPANY
                       PUTNAM COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23272
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997





                             CONTENTS



                                                          Page

Statements of Transfer Fees Charged                         1

Summary of Costs Incurred                                   2

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                         APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                    STATEMENTS OF TRANSFER FEES CHARGED
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997
                                     January 1997                   February 1997                      March 1997
                             Tons      Fee        Amount    Tons       Fee         Amount    Tons        Fee        Amount
                                    (per ton)     (000)             (per ton)      (000)              (per ton)      (000)
TRANSFER FEES CHARGED

  Appalachian Power Company:(a)
   -Mountaineer Plant. . .    69,038   $2.56       $177     134,628    $2.84        $382      83,490     $2.84        $237

  Ohio Power Company:(b)
   -Amos Plant (c) . . . .    78,674     N/A          1(d)  116,454      N/A           1(d)  187,503       N/A           1(d)

         TOTAL BILLINGS. .   147,712               $178     251,082                 $383     270,993                  $238

(a) Excludes any return on investment since the Company's investment in the terminal is included in its rate base.
(b) Includes return on investment associated with the utilization of the terminal.
(c) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal.  The settlement is  based on the  usage of those facilities and represents a return on investment and not a transfer fee.
(d) Estimated utilization payment.

N/A Not Applicable
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
                         APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                         SUMMARY OF COSTS INCURRED
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997
                                                                                Three
                                                                                Months
                                            January    February     March       Ended
                                              1997       1997        1997      3/31/97
                                                          (in thousands)
Salaries and Benefits. . . . . . . . . . . .  $ 70       $ 77        $103        $250
Depreciation . . . . . . . . . . . . . . . .    60         60          60         180
Taxes Other Than Income Taxes* . . . . . . .    17         17          17          51
Materials & Supplies . . . . . . . . . . . .    13         14          17          44
Electricity. . . . . . . . . . . . . . . . .    13         13          11          37
Other. . . . . . . . . . . . . . . . . . . .    36        122          83         241

          Total**. . . . . . . . . . . . . .  $209       $303        $291        $803

 * Excludes FICA, Federal Unemployment and State Unemployment taxes.  These costs are reflected in salaries and benefits.
** Excludes cost of capital discussed in the footnotes on page 1.
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